UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LENNOX INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15149	42-0991521
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2140 Lake Park Blvd.

Richardson, Texas 75080

(Address of principal executive offices, including zip code)

John D. Torres

Executive Vice President, Chief Legal Officer and Secretary

(972) 497-5350

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For purposes of this Form SD, “Conflict Minerals” is used as defined in Section 13(p)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the “DRC” means the Democratic Republic of the Congo or an adjoining country, “DRC conflict free” is used as defined in Section 13(p)(1)(A)(ii) of the Exchange Act, “Registrant” includes Lennox International Inc. and its consolidated subsidiaries, “Products” means any product manufactured by the Registrant or a product contracted by the Registrant to be manufactured, which include furnaces, air conditioners, air handlers, heat pumps, display cases, unit coolers, condensing units and controls and the “EICC-GeSI” means Electronic Industry Citizenship Coalition, Incorporated and its Global e-Sustainability Initiative; the Initiative was renamed the “Conflict-Free Sourcing Initiative” (“CFSI”) in 2014.

Reasonable Country of Origin Inquiry

As required by Form SD, the Registrant conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals that are necessary to the functionality or production of any Products. The inquiry was reasonably designed to determine if the Conflict Minerals originated in the DRC or are from recycled or scrap sources.

During 2013, the Registrant adopted a process regarding Conflict Minerals in its Products which was generally based on the Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the Organization for Economic Co-Operation and Development, Second Edition.

The Registrant then established, in 2013, a methodology, based on the EICC-GeSI due diligence protocol, in order to try to determine the source and chain of custody for any Conflict Minerals which were believed necessary to the functionality or production of any Products. The Registrant also adopted a procedure to report on its related due diligence activities.

The process, methodology, and procedure described in the prior paragraphs were used by the Registrant for Products in 2016.

The Registrant does not purchase columbite-tantalite, cassiterite, wolframite, tin, tantalum, tungsten or gold directly from smelters or mines. Additionally, the Registrant’s standard purchase order terms require suppliers to comply with all applicable laws. The Registrant also is committed to increasing transparency in its supply chain regarding the origin and traceability of Conflict Minerals.

As part of the Registrant’s RCOI and due diligence activities, employees of the Registrant’s global sourcing group identified 340 suppliers in its centralized Business Warehouse spend database of goods in 2016 that (i) were believed to possibly include Conflict Minerals and (ii) were used in the production of a Product under product manufacturing and contract manufacturing arrangements.

The Registrant, through a third party, contacted these 340 suppliers, requesting them to utilize CFSI resources to (i) determine whether they supplied the Registrant with Conflict Minerals or goods containing Conflict Minerals; (ii) identify smelters in their supply chain that supply Conflict Minerals; (iii) determine whether those identified smelters are certified to be DRC conflict free; and (iv) download, complete, and return the CFSI Reporting Template to the Registrant (the “Conflict Mineral notification”).

The Registrant, through a third party, later sent follow-up emails to the suppliers who had not responded, in order to remind these non-responders to respond to the Conflict Mineral notification or to verify earlier responses. The suppliers were given an April 14, 2017 deadline to respond.

In total, 220 of the 340 suppliers contacted responded, but such suppliers did not provide the Registrant with sufficient information to fully determine the facilities used to process the necessary Conflict Minerals for the Products or fully determine the countries of origin for those Conflict Minerals.

Based on the information obtained pursuant to the RCOI process described above, the facilities used to process the necessary Conflict Minerals for the Products, as well as the countries of origin of such Conflict Minerals, are not currently known based on the responses received by the Registrant.

As required by Form SD, the disclosure contained in this Form SD regarding the Registrant’s RCOI is available on the Registrant’s website located at http://www.lennoxinternational.com under “Terms, Conditions and Disclosures.” The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LENNOX INTERNATIONAL INC.

By:	/s/ John D. Torres

Name:	John D. Torres
Title:	Executive Vice President, Chief Legal Officer and Secretary
Date:	May 26, 2017

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